Meridian Receives FDA Approval

2009-01-07 16:56 ET - News Release

VANCOUVER, BRITISH COLUMBIA -- (MARKET WIRE) -- 01/07/09

Meridian Co., Ltd., (OTCBB: MRDAF) a company engaged in the research, development, manufacturing, and sales of advanced medical devices, is pleased to announce that they have received FDA clearance to market the Lapex BCS (Body Contouring System) laser device.

The FDA 510(k) Clearance has been granted based on our premarket notification for indications for the Use of "elevating tissue temperature and temporary relief of muscle and joint pain and stiffness, minor arthritis pain, or muscle spasm; the temporary increase in local blood circulation; and/or temporary relaxation of muscle".

The FDA Clearance allows us to market the Lapex BCS (Body Contouring System) which is a safe and pain free, non-invasive laser device, and is another important step in the ongoing marketing and development of Meridian's industry leading equipment.

Meridian is a leader in the research/development, manufacturing and sales of advanced medical devices in the healthcare industry. With a dynamic research and development team, Meridian is at the forefront in the development of cutting edge medical technologies. The Company presently holds a total of 5 patents on its technology, and has received FDA approval, Health Canada approval as well as other international regulatory approvals, for many of its products. Meridian has over 2000 clients including physicians, hospitals, clinics, healthcare professionals, and wellness centers in Korea, USA, Canada, China, Japan and Europe. Meridian continues to successfully market its superior product line to a growing number of clients worldwide.

For more information, please visit: http://www.meridianmedical.ca.

Safe Harbor Statement

This press release contains certain forward-looking information and statements concerning the company's future operations, performance and financial condition. These statements include that the Lapex BCS is a safe and pain free, non-invasive laser device; that FDA clearance is an important step in the ongoing marketing and development of Meridian's industry leading equipment; and that Meridian continues to successfully market its superior product line to a growing number of clients worldwide. Forward looking statements are subject to a number of risks, uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Risk factors which could prevent the foregoing statements from being accurate include possible accidents of use of our laser devices and possible lesser market acceptance of our medical devices than anticipated. The Company does not update its forward looking information. This document is not intended to be and is not an advertisement for any securities of the Company.

Contacts:

Meridian Co., Ltd.

Peter Holeczek

Corporate Communications

1-877-738-8119

Website: www.meridianmedical.ca